Exhibit 99.1

Grupo Aeroméxico, S. A. B. de C. V.

and subsidiaries

Condensed Consolidated Interim

Financial Statements (Unaudited)

As of September 30, 2025 and December 31, 2024 and

for the nine-month and three-month periods ended

September 30, 2025 and 2024

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of financial position

As of September 30, 2025 and December 31, 2024

(In thousands of US dollars)

	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents		$934,053	841,997
Trade and other receivables	10	709,914	591,475
Due from related parties	6	2,550	3,083
Prepayments and deposits		80,770	70,363
Inventories		165,222	139,721

Total current assets		1,892,509	1,646,639

Non-current assets:
Property and equipment, including right-of-use	11	3,512,358	3,206,558
Intangible assets and goodwill	12	1,081,783	1,080,354
Prepayments and deposits	9	149,446	160,471
Investments in equity accounted investees		21,937	16,978
Other non–current assets		12,463	10,841
Deferred tax assets		258,044	261,724

Total non-current assets		5,036,031	4,736,926

Total assets		$6,928,540	6,383,565

The notes on pages 8 to 36 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of financial position (continued)

As of September 30, 2025 and December 31, 2024

(In thousands of US dollars)

	Note	2025	2024
Liabilities
Current liabilities:
Loans and borrowings, including leases	13	$492,256	448,297
Trade and other payables	16	1,655,135	1,652,235
Due to related parties	6	1,025	786
Provisions	15	50,201	117,167
Air traffic liability		581,276	617,196
Frequent flyer program		288,940	287,972
Income taxes payable and employee’s statutory profit sharing		28,590	69,530

Total current liabilities		3,097,423	3,193,183

Non-current liabilities:
Loans and borrowings, including leases	13	3,498,495	3,252,616
Frequent flyer program		333,318	300,395
Provisions	15	321,954	207,093
Employee benefits	14	250,238	209,098
Deferred tax liabilities		133,498	121,094

Total non-current liabilities		4,537,503	4,090,296

Total liabilities		7,634,926	7,283,479

Equity (deficit)
Capital stock	18	3,543,159	3,526,022
Share premium		(2,182,889)	(2,182,889)
Statutory reserve		24,750	24,750
Stock repurchase reserve		29,703	29,703
Equity accounted investees share of OCI		(6,577)	(6,577)
Remeasurement of defined benefit liability		16,797	17,156
Accumulated deficit		(2,133,379)	(2,310,129)

Total equity (deficit) attributable to equity holders of the Company		(708,436)	(901,964)
Non-controlling interest		2,050	2,050

Total equity (deficit)		(706,386)	(899,914)

Total equity (deficit) and liabilities		$6,928,540	6,383,565

The notes on pages 8 to 36 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of profit or loss and other comprehensive income

For the nine-month and three-month periods ended September 30, 2025 and 2024

(In thousands of US dollars)

		Nine-month period		Three-month period
	Note	2025	2024	2025	2024
Revenues:
Passenger	7	$3,557,293	3,840,952	1,299,008	1,373,968
Air cargo		230,067	213,888	77,792	72,928
Other		135,232	129,859	48,088	42,932

Total revenue	8	3,922,592	4,184,699	1,424,888	1,489,828

Operating expenses:
Jet-fuel		857,808	960,213	297,497	314,201
Wages, salaries and benefits		828,660	798,585	299,230	267,970
Maintenance		167,399	185,147	63,874	67,873
Aircraft, communication and traffic services		450,652	438,912	166,425	156,743
Passenger services		111,914	106,137	41,345	37,732
Travel agent commissions		69,646	90,524	26,101	32,064
Selling and administrative		257,873	293,955	92,488	103,032
Aircraft leasing	11	12,593	11,408	4,602	3,324
Depreciation and amortization		536,857	470,825	184,147	164,846
Impairment (reversal)	12	(3,700)	—	—	—
Other loss (income), net		12,678	26,528	(1,578)	16,618
Share of (gain) loss on equity accounted investees, net of tax		(4,959)	(7,147)	(2,158)	(6,176)

Total operating expenses		3,297,421	3,375,087	1,171,973	1,158,227

Total operating income		625,171	809,612	252,915	331,601

Finance income (cost):
Finance income	22	24,942	115,003	6,620	27,355
Finance cost	22	(416,432)	(305,399)	(138,313)	(104,534)

Net finance cost		(391,490)	(190,396)	(131,693)	(77,179)

Income before income tax		233,681	619,216	121,222	254,422
Income tax expense	20	46,736	77,171	24,244	59,040

Income for the period		$186,945	542,045	96,978	195,382

The notes on pages 8 to 36 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of profit or loss and other comprehensive income (continued)

For the nine-month and three-month periods ended September 30, 2025 and 2024

(In thousands of US dollars, except for earnings per share)

		Nine-month period		Three-month period
	Note	2025	2024	2025	2024
Income for the period		$186,945	542,045	96,978	195,382

Other comprehensive income (OCI), net of income taxes
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liability		(467)	48	847	(1,115)
Income taxes		108	(14)	(195)	335

Other comprehensive (loss) income for the period, net of income taxes		(359)	34	652	(780)

Total comprehensive income for the period		$186,586	542,079	97,630	194,602

Income attributable to:
Owners of the Company		$186,945	542,010	96,978	195,371
Non-controlling interest		—	35	—	11

Income for the period		$186,945	542,045	96,978	195,382

Total comprehensive income attributable to:
Owners of the Company		$186,586	542,044	97,630	194,591
Non-controlling interest		—	35	—	11

Total comprehensive income for the period		$186,586	542,079	97,630	194,602

Earnings per share from continuing operations
Basic earnings per share (US dollars)	19	$0.14	0.40	0.07	0.14

Diluted earnings per share (US dollars)	19	$0.14	0.40	0.07	0.14

The notes on pages 8 to 36 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of changes in equity

For the nine-month periods ended September 30, 2025 and 2024

(In thousands of US dollars)

	Attributable to equity holders of the Company
					Equity
					accounted	Remeasurement
				Stock	investees	of defined
	Capital	Share	Statutory	repurchase	share of	benefit	Accumulated		Non-controlling	Total
	stock	premium	reserve	reserve	OCI	liability	deficit	Total	interest	equity
Balance as of January 1, 2025	$3,526,022	(2,182,889)	24,750	29,703	(6,577)	17,156	(2,310,129)	(901,964)	2,050	(899,914)
Share base plan (Note 17)	—	—	—	—	—	—	6,253	6,253	—	6,253
Capital stock increase (Note 18)	17,137	—	—	—	—	—	(16,448)	689	—	689
Total comprehensive income for the period:
Income for the period	—	—	—	—	—	—	186,945	186,945	—	186,945
Other comprehensive loss	—	—	—	—	—	(359)	—	(359)	—	(359)

Balance as of September 30, 2025	$3,543,159	(2,182,889)	24,750	29,703	(6,577)	16,797	(2,133,379)	(708,436)	2,050	(706,386)

The notes on pages 8 to 36 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of changes in equity

For the nine-month periods ended September 30, 2025 and 2024

(In thousands of US dollars)

	Attributable to equity holders of the Company
					Equity
					accounted	Remeasurement
				Stock	investees	of defined
	Capital	Share	Statutory	repurchase	share of	benefit	Accumulated		Non-controlling	Total
	stock	premium	reserve	reserve	OCI	liability	(deficit)	Total	interest	equity
Balance as of January 1, 2024	$4,326,906	(2,182,889)	24,750	29,703	(6,577)	13,100	(2,939,921)	(734,928)	2,003	(732,925)
Capital stock increase (Note 18)	16,331	—	—	—	—	—	—	16,331	—	16,331
Capital stock decrease (Note 18)	(409,272)	—	—	—	—	—	—	(409,272)	—	(409,272)
Total comprehensive income for the period:
Income for the period	—	—	—	—	—	—	542,010	542,010	35	542,045
Other comprehensive income	—	—	—	—	—	34	—	34	—	34

Balance as of September 30, 2024	$3,933,965	(2,182,889)	24,750	29,703	(6,577)	13,134	(2,397,911)	(585,825)	2,038	(583,787)

The notes on pages 8 to 36 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of cash flows

For the nine-month periods ended September 30, 2025 and 2024

(In thousands of US dollars)

	Note	2025	2024
Cash flows from operating activities
Income for the period		$186,945	542,045
Adjustments for:
Income tax expense		46,736	77,171
Depreciation and amortization		536,857	470,825
Impairment (reversal)		(3,700)	—
Share of (gain) loss on equity accounted investees, net of tax		(4,959)	(7,147)
Loss on sale property and equipment	11	26	3,488
Provisions, net		75,443	144,165
Derivative financial loss		—	334
Employee benefits		18,688	13,238
Inventory adjustments to net realizable value		5	29
Allowance for doubtful accounts		767	2,836
Interest expense, net		220,761	147,425
Unrealized exchange (gain)		(30,183)	(22,974)
Employee’s statutory profit sharing		2,892	24,000
Equity-settled share-based payment transactions	17	689	16,331

		1,050,967	1,411,766
Trade and other receivables		(1,330)	(73,839)
Due from related parties		533	328
Inventories		(24,090)	(26,214)
Prepayments and deposits		(5,900)	(15,303)
Trade and other payables		(197,367)	(25,230)
Due to related parties		239	352
Air traffic liability		(35,920)	(84,631)
Frequent flyer program		33,891	15,667
Interest received		24,942	46,546

Cash generated from operating activities		845,965	1,249,442

Income tax paid		(58,749)	(20,996)
Interest paid	13	(219,036)	(192,494)

Net cash from operating activities		568,180	1,035,952

Cash flows from investing activities
Acquisition of properties and equipment (including major maintenance)	11	(212,695)	(343,597)
Proceeds from sale of properties and equipment		32,793	1,713
Dividends from equity accounted investees		—	6,853
Capital stock reimbursement from equity accounted investees		—	9,147
Due to related parties		—	(14,000)
Intangible assets additions	12	(18,081)	(16,514)
Prepayments and deposits for maintenance and acquisition of properties and equipment		(11,192)	(25,377)

Net cash used in investing activities		(209,175)	(381,775)

Cash flows from financing activities
Contingent consideration payment	15	—	(24,059)
Cash paid for capital stock		—	(409,272)
Proceeds from loans	13	64,603	—
Repayments of loans	13	(92,704)	(156,162)
Payments of lease liabilities	13	(269,036)	(254,463)

Net cash used in financing activities		(297,137)	(843,956)

Increase (decrease) in cash and cash equivalents		61,868	(189,779)
Effect of exchange rate fluctuations on cash held		30,188	(35,566)

Net increase (decrease) in cash and cash equivalents		92,056	(225,345)
Cash and cash equivalents:
At beginning of period		841,997	937,698

At end of period		$934,053	712,353

The notes on pages 8 to 36 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

As of September 30, 2025 and December 31, 2024 and for the

nine-month and three-month periods ended September 30, 2025 and 2024

(In thousands of US dollars)

(1)	Reporting entity-

Grupo Aeroméxico, S. A. B. de C. V. (the “Company”) is a company incorporated under the laws of Mexico, domiciled in Paseo de la Reforma 243 25th Floor, Colonia Cuauhtémoc, 06500 Mexico City, Mexico. These condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2025 and December 31, 2024 and for the nine-month and three-month periods ended September 30, 2025 and 2024 comprise the Company and its subsidiaries (together referred to as the “Group” or “Grupo Aeroméxico” and individually as “Group’s entities”).

These interim financial statements have been prepared to comply with certain reporting financial information obligations of the Group.

The Group’s principal activity is to provide air transport services for passengers, goods and cargo and loyalty program, inside and outside of Mexico, training and management services, franchise systems commercialization and management of investment in shares.

(2)	Basis of preparation-

a)	Statement of compliance-

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as of December 31, 2024, 2023 and 2022 and for the years in the three-year period ended December 31, 2024 (“last annual consolidated financial statements”). They do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.

On November 12, 2025 the Company’s Chief Executive Officer and Chief Financial Officer, Andrés Conesa Labastida and Ricardo Sánchez Baker, respectively, authorized the issuance of the accompanying interim financial statements and related notes thereto.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

b)	Basis of measurement-

These condensed consolidated interim financial statements are presented in US Dollars (“$” “dollars” or “US”), which is the Group’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide, and percentages may not precisely reflect the absolute figures.

c)	Scope of consolidation-

These condensed consolidated interim financial statements include Grupo Aeroméxico, S. A. B. de C. V. and all entities that are controlled directly or indirectly by Grupo Aeroméxico.

Balances and transactions between consolidated related parties have been eliminated.

(3)	Use of judgements and estimates-

In preparing these condensed consolidated interim financial statements, Management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

Measurement of fair values-

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Significant valuation issues are reported to the Group Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Further information about the assumptions made in measuring fair values is included in Note 21.

(4)	Changes in material accounting policies-

The Group did not have any changes to its accounting policies from those applied in the consolidated financial statements as of and for the year ended December 31, 2024. The policy for recognizing and measuring income taxes in the interim period is consistent with that applied in the previous period as described in Note 20.

(5)	Group entities-

Significant subsidiaries-

During the nine-month period ended September 30, 2025, there were no changes in the number of entities included in the condensed consolidated interim financial statements, which amount to 26, at the end of the period.

(6)	Related parties-

Ultimate controlling party-

Grupo Aeroméxico is the parent and ultimate controlling party.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Related-party transactions and balances-

Transactions carried out with related parties, for the nine-month and three-month periods ended September 30, 2025 and 2024, are as follows:

i.	Operations

	Nine-month periods ended September 30		Three-month periods ended September 30
	2025	2024	2025	2024
Revenues:
Leases (2)	$51	85	8	21
Interline, net (3) (a)	105,554	96,516	36,550	42,541
Premier lounges (3)	863	982	190	252
Other services (1) and (2)	20	22	7	7

Total revenues	$106,488	97,605	36,755	42,821

Expenses:
Purchase of Sky Miles, net (3)	$8,700	4,277	2,895	2,867
Fuel (3)	47,281	48,896	21,447	12,434
Ramp services, net (3)	27,734	28,811	9,408	11,048
Maintenance (3) (b)	996	—	377	—
Personnel services (3)	284	1,980	31	678
Freight handling, net (3)	657	1,179	779	385
Interest expense, net (2)	—	499	—	83
Other services (1)	138	153	48	48

Total expenses	$85,790	85,795	34,985	27,543

(1)	Aeromexpress, S. A. de C. V. (“Aeromexpress”)
(2)	AM DL MRO JV, S. A. P. I. de C. V. (“MRO”)
(3)	Delta Air Lines, Inc. (“Delta”)

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(a)

Within this figure is included Delta’s interline revenue for $109,101 and $100,666 during the nine-month periods ended September 30, 2025 and 2024, respectively ($34,027 and $33,940 for the three-month periods ended September 30, 2025 and 2024, respectively).

(b)

In addition, the Group received maintenance services, which based on the respective accounting policies, were capitalized for $575 and $471 in 2025 and 2024 during the nine-month periods ended September 30, 2025 and 2024, respectively ($173 and $110 for the three-month periods ended September 30, 2025 and 2024, respectively).

ii.	Outstanding balance

Balances due from and due to related parties as of September 30, 2025 and December 31, 2024 are as follows:

	2025	2024
Due from:
MRO	$1	1
Delta	2,549	3,082

	$2,550	3,083

Due to:
Aeromexpress	$1,025	786

	$1,025	786

Balances due from and due to related parties relate to non-interest-bearing payables with no specific maturity and are for its nature, at short-term.

Key management personnel compensation comprised:

	Nine-month periods ended September 30		Three-month periods ended September 30
	2025	2024	2025	2024
Short-term employee benefits	$13,998	13,194	5,786	4,625
Variable compensation	22,857	21,166	241	225
Share-based payments	5,433	11,395	1,085	4,702

	$42,288	45,755	7,112	9,552

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(7)	Revenue recognition-

Passenger revenue-

Passenger revenue is primarily composed of passenger airfare and ancillary related services which do not represent a separate performance obligation to those associated to the passenger’s flight, such as excess baggage and other passenger charges, breakage from expired tickets, and the decrease in compensation costs paid to passengers and the cost from accumulated points from the Group’s frequent flyer program Aeroméxico Rewards.

Our business and route network are subject to seasonal fluctuations. As such, our results for any interim period are not necessarily indicative for the entire year and we tend to experience higher volumes of air travel, and therefore higher revenues and operating results, during certain periods of the year as compared to others.

The demand for our services is usually comparatively high in July and August (due to high demand for vacation travel), March and April (corresponding to the Easter holiday) and December (due to the Christmas holiday), while the demand is usually comparatively low in the months of February, September and October. Because a large part of our focus is on business passengers, we believe that our business passenger client component partially offsets the seasonal fluctuations that characterize visiting friends and relatives and leisure travel.

	Nine-month periods ended September 30		Three-month periods ended September 30
	2025	2024	2025	2024
Passengers	$3,114,482	3,362,663	1,133,650	1,192,535
Ancillaries	442,811	478,289	165,358	181,433

Total passenger revenues	$3,557,293	3,840,952	1,299,008	1,373,968

(8)	Operating segments-

The Group has one reportable segment, air transportation. This is based on the Group’s internal reporting structure to the Chief Operating Decision Maker which is the CEO of the Group. The main measure of profit and loss for the segment is total operating income.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Geographical revenue segment information for the nine-month and three-month periods ended September 30, 2025 and 2024 are as follows:

	Nine-month periods		Three-month periods
	ended September 30		ended September 30
	2025	2024	2025	2024
Domestic	$1,417,865	1,695,154	507,015	567,439
International	2,504,727	2,489,545	917,873	922,389

	$3,922,592	4,184,699	1,424,888	1,489,828

Substantially all assets are located in Mexico.

(9)	Prepayments and deposits-

Current prepayments consist mainly of prepaid advertising, IT software licenses and fuel prepayments.

Non-current prepayments and security deposits as of September 30, 2025 and December 31, 2024 consist of the following:

	2025	2024
Advances for fleet renewal, including engines and interiors’ standardization	$2,292	6,875
Deposits:
For the lease of aircraft and engines	40,170	40,368
With financial institutions	10,658	—
With airport groups	42,280	47,130
Maintenance deposits	34,925	46,027
Other	19,121	20,071

	$149,446	160,471

(10)	Trade and other receivables, net-

Trade and other receivables as of September 30, 2025 and December 31, 2024 consist as shown in the next page.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

	2025	2024
Airlines and travel agencies	$7,923	7,149
Credit cards and customers (1)	238,429	231,517
Recoverable taxes	464,954	358,492
Other	13,961	6,748

	725,267	603,906
Less allowance for doubtful accounts	(15,353)	(12,431)

Total trade and other receivables	$709,914	591,475

(1)	Collection from sales related to certain Mexican credit cards are guaranteeing the Senior Trust Bonds (“CEBURES”) issued by the Group.

(11)	Property and equipment, including right of-use-

(a)	Acquisitions and disposals-

For the nine-month periods ended September 30, 2025 and 2024, the Group acquired assets at cost, excluding associated debt, for $212,695 and $358,317, respectively.

For the nine-month period ended September 30, 2025, the acquisitions were mainly flight equipment for an amount of $57,578, major maintenance for $141,224 and other assets for $13,893 (in 2024 related to flight equipment for $23,362, major maintenance for $287,453 and other assets for $47,502).

Assets with a carrying amount of $56,931 were disposed during the nine-month period ended September 30, 2025, ($11,713 for the nine-month period ended September 30, 2024), with a net (gain) loss of the sale of property and equipment of $26 and $3,488, respectively in the same periods, which are registered in other loss (income) line.

(b)	Depreciation and amortization-

The accumulated depreciation of property and equipment as of September 30, 2025 and December 31, 2024 was $2,220,368 and $2,139,798, respectively.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(c)	Leases-

Leases as lessee -

The Group leases flight equipment and properties. The leases typically run for a period of 2 to 12 years, with an option to renew the lease after that date. For certain leases, the Group is restricted from entering into any sub-lease arrangements.

The Group leases flight equipment under a number of leases, which were classified as leases under IAS 17.

The Group leases IT equipment with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

Information about leases for which the Group is a lessee is presented as follows:

i. Right-of-use assets-

Right-of-use assets for $2,614,753 and $2,333,858 as of September 30, 2025 and December 31, 2024, respectively, related to leased property and flight equipment that do not meet the definition of investment property are presented as property and equipment.

ii. Amounts recognized in profit of loss-

Total rental expenses related to short-term leases or low-value assets during the nine-month and three-month periods ended September 30, 2025 and 2024, are as follows:

	Nine-month periods ended September 30		Three-month periods ended September 30
	2025	2024	2025	2024
Aircraft leasing	$12,593	11,408	4,602	3,324
Real estate	6,416	4,452	2,473	1,224

	$19,009	15,860	7,075	4,548

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

iii. Leases conditions-

Main leases are as follows:

As of September 30, 2025, the Group maintained in total 161 aircraft and 37 engines (December 31, 2024: 149 aircraft and 39 engines) with different terms, with the last expiring in 2037.

(d)	Property and equipment under construction-

As of September 30, 2025 and December 31, 2024 the estimated costs to conclude projects and work in progress amount to $19,392 and $26,030, respectively.

(e)	Impairment loss-

As of September 30, 2025 and December 31, 2024, there are no losses from impairment in the value of these assets, evaluated in accordance with IAS 36 Impairment of Assets.

(12)	Intangible assets and goodwill-

		Fiduciary Rights (1)	Partners’ Contracts and Customer Relationships (2)		Trademark
	Software	Indefinite Life	Indefinite Life	Finite Life	Indefinite Life	Goodwill	Total
Cost
Balance as of January 1, 2025	$90,360	63,280	375,512	47,294	61,895	503,573	1,141,914
Additions	18,081	—	—	—	—	—	18,081
Disposals	(96)	—	—	—	—	—	(96)

Balance as of September 30, 2025	$108,345	63,280	375,512	47,294	61,895	503,573	1,159,899

Balance as of January 1, 2024	$86,594	63,280	375,512	47,294	61,895	503,573	1,138,148
Additions	29,078	—	—	—	—	—	29,078
Disposals	(25,312)	—	—	—	—	—	(25,312)

Balance as of December 31, 2024	$90,360	63,280	375,512	47,294	61,895	503,573	1,141,914

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

		Fiduciary Rights (1)	Partners’ Contracts and Customer Relationships (2)		Trademark
	Software	Indefinite Life	Indefinite Life	Finite Life	Indefinite Life	Goodwill	Total
Amortization
Balance as of January 1, 2025	$12,220	—	—	32,060	—	—	44,280
Amortization for the period	10,734	—	—	9,618	—	—	20,349
Disposals	(96)	—	—	—	—	—	(96)

Balance as of September 30, 2025	$22,858	—	—	41,678	—	—	64,533

Balance as of January 1, 2024	$29,808	—	—	19,236	—	—	49,044
Amortization for the year	7,724	—	—	12,824	—	—	20,548
Disposals	(25,312)	—	—	—	—	—	(25,312)

Balance as of December 31, 2024	$12,220	—	—	32,060	—	—	44,280

Impairment
Balance as of January 1, 2025	$—	17,280	—	—	—	—	17,280
Impairment (reversal) for the period	—	(3,700)	—	—	—	—	(3,700)

Balance as of September 30, 2025	$—	13,580	—	—	—	—	13,580

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

		Fiduciary Rights (1)	Partners’ Contracts and Customer Relationships (2)		Trademark
	Software	Indefinite Life	Indefinite Life	Finite Life	Indefinite Life	Goodwill	Total
Balance as of January 1, 2024	$—	17,280	—	—	—	—	17,280
Impairment for the year	—	—	—	—	—	—	—

Balance as of December 31, 2024	$—	17,280	—	—	—	—	17,280

Carrying amounts
As of September 30, 2025	$85,487	49,700	375,512	5,616	61,895	503,573	1,081,783

As of December 31, 2024	$78,140	46,000	375,512	15,234	61,895	503,573	1,080,354

(1)

Corresponds to the rights received for the former Group’s corporate office building located in Mexico City, contributed to a trust, in a manner that it can be considered in the development of a new property, whereby other trustees will provide the necessary constructions to the development of the project called “Aeroméxico Tower”, in which the Group will own 9,000 square meters of future space.

(2)	Includes contracts with third parties attached to our Aeroméxico Rewards frequent flyer program, including the program member base.

(13)	Loans and borrowings, including leases-

The features of the loans and borrowings, including leases comprising this caption and guarantees as at September 30, 2025 and December 31, 2024 are described in the next page.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Description	Currency	Nominal interest rate	Year of maturity	2025	2024
Senior Trust Bonds (“CEBURES”) issued in Mexico, securitized by the collection of credit card sales in Mexico	Ps.	TIIE rate plus 168 basis points	2025	$14,472	$52,558
Senior Secured Notes AEROMX29 (1) (2)	US	Fixed annual rate of 8.25%	2029	500,000	500,000
Senior Secured Notes AEROMX31 (1) (2)	US	Fixed annual rate of 8.625%	2031	610,000	610,000
Credit line	Ps.	Fixed annual rate of 7.88%	2025	39,603	—

Total Loans				1,164,075	1,162,558

Financial leasing of flight and other equipment, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate of 2.33%	2029	59,268	71,353
Financial leasing of flight and other equipment, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate of 2.54%	2027	16,728	24,857
Financial leasing of flight and other equipment, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate 1.37%	2026	4,922	11,214
Finance leases of flight simulator	US	Fixed annual rate of 6.88%	2029	5,269	6,051

Total Financial Leasing				86,187	113,475

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Description	Currency	Nominal interest rate	Year of maturity	2025	2024
Lease Liabilities (IFRS 16)				2,752,214	2,438,437
Total Lease Liabilities				2,838,401	2,551,912
Total Loans and Borrowings, including Leases				4,002,476	3,714,470
Total Borrowing Costs				(11,725)	(13,557)
Total Net Loans and Borrowings, including Leases				3,990,751	3,700,913
Less current installments of financial debt				(87,630)	(89,046)
Less current installments of leases				(404,626)	(359,251)
Net current installments of Loans and Borrowings, including Leases				(492,256)	(448,297)
Non-current debt				3,510,220	3,266,173
Non-current borrowing costs				(11,725)	(13,557)

Net non-current Loans and Borrowings, including Leases				$3,498,495	3,252,616

(1)

Some of the contracts establish certain commitments for the Group, including: to comply with affirmative and negative covenants; to provide certain financial information and reports of fleet variances; to comply with conditions and terms agreed upon with third parties, mainly as concerns to payment of documented commitments; as well as restrictions for the Group for selling or transferring all or a significant portion of assets.

As of September 30, 2025, the Group is in compliance with its covenants.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(2)

Senior Secured Notes (guaranteed by Aerovías de México, S. A. de C. V. (“Aeroméxico”), Aerolitoral, S. A. de C. V. (“Aerolitoral”), PLM Premier, S. A. P. I. de C. V. (“PLM”) and Aerovías Empresa de Cargo, S.A. de C.V.) of $500 million due 2029 with a coupon of 8.250% and $610 million due 2031 with a coupon of 8.625% (together the “Notes”). The Notes were offered in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

In August 2024 Aeroméxico signed a $200 million syndicated revolving loan agreement guaranteed by Grupo Aeroméxico and Aerolitoral, with SOFR rate plus 285 basis points and a three-year timeframe. As of September 30, 2025 the Group has not utilized this credit facility.

Likewise, there are obligations in some contracts to notify of changes of shareholders and any adverse modification of the financial situation. Furthermore, some contracts foresee the possibility of an early termination and describe circumstances to obtain temporary waivers.

All the loans had installments throughout the year. As of September 30, 2025, future maturities of loans and borrowings, net of borrowing costs are as follows:

Year	Loans	Financial leasing	Leases	Total
Current:
September 30, 2026	$54,076	33,554	404,626	492,256

Non-current:
September 30, 2027	—	23,662	385,620	409,282
September 30, 2028	—	18,494	376,782	395,276
September 30, 2029	489,224	10,122	333,802	833,148
September 30, 2030	—	355	289,362	289,717
September 30, 2031 and thereafter	609,050	—	962,022	1,571,072

Total non-current	1,098,274	52,633	2,347,588	3,498,495

Total loans and borrowings	$1,152,350	86,187	2,752,214	3,990,751

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Reconciliation of movements of liabilities to cash flows arising from financing activities-

	Loans and borrowings	Lease liabilities	Total
Balance as of January 1, 2025	$1,262,476	2,438,437	3,700,913

Proceeds for loans and borrowings	64,603	—	64,603
Repayments of borrowings	(92,704)	(269,036)	(361,740)

Total changes from financing cash flows	(28,101)	(269,036)	(297,137)
Effects of movements in foreign exchange rates	2,548	—	2,548
Other changes-
New leases	—	582,813	582,813
Interest expense	75,809	167,355	243,164
Other finance costs accrued	2,539	—	2,539
Interest and other finance costs paid	(54,299)	(164,737)	(219,036)
Other interest reversed, net	(22,435)	(2,618)	(25,053)

Balance as of September 30, 2025	$1,238,537	2,752,214	3,990,751

(14)	Employee benefits-

The Group has defined pension and retirement plans covering some of its employees. The benefits of such plans are calculated based on salary levels, years of service, mortality and expected future salary increase. The Group periodically makes contributions to trust funds based on actuarial calculations to finance part of the cost of these plans. The trust funds are mainly invested in fixed-income securities. Actuarial calculations for these plans result in accumulated benefit obligations in excess of the plan assets.

Seniority premiums are provided to all employees under the Mexican Labor Law. The Law provides that seniority premiums are payable, based on salary and years of service, to employees who resign or are terminated after at least fifteen years of service. Under the Law, benefits are also payable to employees who are dismissed.

The Group’s defined benefit costs amounted $27,171 and $21,613 during the nine-month periods ended September 30, 2025 and 2024, respectively ($9,444 and $5,028 for the three-month periods ended September 30, 2025 and 2024, respectively).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(15)	Provisions-

	Leased aircraft returns	Litigations	Contingent consideration (1)	Total
Balance as of January 1, 2025	$310,085	14,175	—	324,260
Additions	59,218		—	59,218
Utilization	(7,545)	(3,778)	—	(11,323)

	361,758	10,397	—	372,155
Less non-current portion	(321,954)	—	—	(321,954)

Current balance as of September 30, 2025	$39,804	10,397	—	50,201

Balance as of January 1, 2024	$270,989	9,751	24,000	304,740
Additions	95,092	6,149	59	101,300
Utilization	(55,996)	(1,725)	(24,059)	(81,780)

	310,085	14,175	—	324,260
Less non-current portion	(207,093)	—	—	(207,093)

Current balance as of December 31, 2024	$102,992	14,175	—	117,167

(1)	Corresponds to an earnout performance provision regarding PLM acquisition.

(16)	Trade and other payables-

Group trade and other payables as of September 30, 2025 and December 31, 2024 are as follows:

	2025	2024
Suppliers	$1,306,501	1,355,243
Other taxes	278,514	274,901
Salaries and benefits payable	70,120	22,091

Total trade and other payables	$1,655,135	1,652,235

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(17)	Share-based payment arrangements-

A.	Description of share-based payment arrangements

As of September 30, 2025 the Group had the following share-based payment arrangements:

i.	Restricted shares programs-

On December 22, 2022, the Group granted restricted shares to certain key management personnel and senior employees subject to certain service and non-market performance conditions with vesting periods from 6 months to 3 years.

On February 28, 2023, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service and non-market performance conditions with vesting up to 4 years.

On August 27, 2024, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service and non-market performance conditions with vesting up to 3 years.

On April 1, 2025, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service and non-market performance conditions with vesting up to 3 years.

The key terms and conditions related to the grants under these programs as of September 30, 2025 are as follows; all awards are to be settled by the physical delivery of shares.

Grant date / employees entitled	Number of shares	Vesting conditions
Shares granted to key management personnel and senior employees-
December 22, 2022	909,090	6 months to 3 years’ service from grant date.
December 22, 2022	2,721,790	2-3 years’ service from grant date, subject to the achievement of certain non-market performance goals.
February 28, 2023	354,850	6 months to 4 years’ service from grant date.
August 27, 2024	200,110	6 months to 3 years’ service from grant date.
April 1, 2025	126,040	1-3 years’ service from grant date.
	(4,031,635)	Accumulated number of exercised or forfeited shares.

Total restricted shares	280,245

Total restricted shares after split	2,802,450	See Note 18

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

B.	Measurement of fair values –

The fair value of the above-mentioned restricted shares at grant date amounts in the range of Ps.184.78 to Ps.404.51 pesos per share. The shares have been deposited and are part of a Mexican Trust.

C.	Reconciliation of outstanding restricted shares –

The number of outstanding restricted shares under the program were as follows:

	2025
	Number of shares	Ps. fair value per share at grant date
Outstanding at January 1	1,920,306	198.24
Granted during the period	126,040	404.51
Exercised during the period	(1,756,790)	191.34
Forfeited during the period	(9,311)	184.78

Outstanding at September 30	280,245	334.67
Outstanding at September 30 after split	2,802,450	33.47

The value of the total shares delivered during the nine-month period ended on September 30, 2025 amounted to $16,448 (2024: $16,331).

	2024
	Number of shares	Ps. fair value per share at grant date
Outstanding at January 1	3,490,208	184.78
Granted during the period	200,110	341.75
Exercised during the period	(1,745,566)	187.97
Forfeited during the period	(24,446)	184.78

Outstanding at December 31	1,920,306	198.24

In addition to the stocks exercised in this programs, during the nine-month period ended on September 30, 2025, the Group granted 33,875 shares to certain Board members (for the year ended on December 31, 2024: 38,856 shares).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(18)	Stockholders’ equity-

Structure of capital stock-

For the nine-month period ended on September 30, 2024, 1,710,074 shares were assigned to certain key management personnel equivalent to $16,331.

On July 25, 2024, the Shareholders of the Company resolved in favor of carrying out a capital stock decrease, without canceling shares, in favor of the shareholders for an amount of $3.00 dollars per share representing the Company’s share capital ($409,272 in total).

As of September 30, 2024 the capital stock of the Company was represented by 136,423,959 ordinary shares, nominative, with no par value, out of which 5,000 shares represented the fixed portion and 136,418,959 shares represented the variable portion.

On August 25, 2025, the Shareholders of the Company approved a 1-to-10 stock split of our authorized, issued and outstanding common shares. Following the split, our common shares remain registered, nominative and with no par value. Accordingly, the number of our authorized common shares increased from 150,066,355 (out of which 13,642,396 were treasury shares) to 1,500,663,550 (out of which 136,423,960 are treasury shares), and the numbers of our issued and outstanding and treasury common shares were each adjusted accordingly at a 1-to-10 ratio. The capital stock split did not affect our Shareholders’ proportional ownership or corporate rights.

For the nine-month period ended on September 30, 2025, 1,790,665 shares (prior to the split) were assigned to certain key management personnel (including 33,875 to certain Board members) equivalent to $17,137.

As of September 30, 2025, the capital stock of the Company is represented by 1,364,239,590 ordinary shares, nominative, with no par value, out of which 5,000 shares represented the fixed portion and 1,364,234,590 shares represented the variable portion.

(19)	Earnings per share-

The calculation of the basic earnings per share at September 30, 2025 was based on the income for the nine-month period of $186,945 (September 30, 2024: $542,045), and for the three-month period ended September 30, 2025 of $96,978 (September 30, 2024: $195,382) and a weighted average number of ordinary shares outstanding of 1,364,239,590 (after the split) (September 30, 2024: 1,364,239,590 (also restated after the split)). The Company has 9,937,290 (after the split) dilutive potential shares of September 30, 2025 (September 30, 2024: 28,587,420).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(20)	Income tax expense-

Income tax expense is recognized at an amount determined by multiplying the profit before tax for the interim reporting period by Management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from Management’s estimate of the effective tax rate for the annual financial statements.

The Group’s estimated consolidated effective tax rate in respect of continuing operations for the nine-month period ended September 30, 2025 was 20% (2024: 12%), and for the three-month period ended September 30, 2025 was 20% (2024: 23%).

(21)	Financial instruments, fair value and risk management-

A.	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Loans and borrowings not carried out at fair value -

September 30, 2025	Loans in Ps. (Fixed rate)	Loans in Ps. (TIIE - Spread)	Loans in US (Fixed rate)	Financial leasing of flight equipment in USD
Loans and borrowings
Book value	39,603	14,472	1,098,275	86,187

Fair value
Level 1	—	—	—	—
Level 2	39,603	14,272	929,906	82,089
Level 3	—	—	—	—

Total	39,603	14,272	929,906	82,089

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

December 31, 2024	Loans in Ps. (Fixed rate)	Loans in Ps. (TIIE - Spread)	Loans in US (Fixed rate)	Financial leasing of flight equipment in USD
Loans and borrowings
Book value	—	52,558	1,096,443	113,475

Fair value
Level 1	—	—	—	—
Level 2	—	52,996	1,389,163	111,465
Level 3	—	—	—	—

Total	—	52,996	1,389,163	111,465

B.	Measurement of fair values

I.	Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments measured at fair value in the statement of financial position, as well as the significant unobservable inputs used.

Financial instruments measured at fair value:

Type	Valuation technique
Corporate debt securities	Market comparison / discounted cash flow: The fair value is estimated considering present value calculated using discount rates derived from quoted yields of securities with similar maturity and credit rating that are traded in active markets.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Financial instruments not measured at fair value:

Interest rate swaps	Swap models: The fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps as well as the collateral granted or receivable. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices.

Other financial liabilities*	Discounted cash flows: The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

*

Other financial liabilities include secured and unsecured bank loans, unsecured bond issues, convertible notes - liability component, redeemable preference share, loans from associates and finance lease liabilities.

II.	Transfers between Levels 1 and 2

There have been no transfers from Level 2 to Level 1 (nor Level 1 to 2).

III.	Level 3 fair values

There were no financial instruments presented within Level 3.

(22)	Finance income and finance costs-

The Group’s finance income and finance costs for the nine-month and three-month periods ended September 30, 2025 and 2024 are presented in the next page.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

	Nine-month periods ended September 30		Three-month periods ended September 30
	2025	2024	2025	2024
Interest income on bank deposits and other investments	$24,942	46,546	6,620	12,892
Net foreign exchange gain	—	68,457	—	14,463

Finance income	24,942	115,003	6,620	27,355

Interest expense on financial liabilities	75,809	56,806	24,850	17,728
Letters of credit commissions	617	82	198	—
Credit card commissions (a)	81,577	82,644	27,077	26,296
Lease interest	167,355	135,811	58,994	47,497
Interest on employee obligation	16,214	14,706	5,668	4,629
Interest on leased aircraft return provision (b)	19,872	4,800	7,329	4,800
Derivative financial loss	—	334	—	—
Net foreign exchange loss	46,339	—	11,250	—
Bank fees	2,870	4,110	1,072	1,450
Interest paid to related parties	—	504	—	92
Other financial costs	5,779	5,602	1,875	2,042

Finance costs	416,432	305,399	138,313	104,534

Net finance cost recognized in profit and loss	$(391,490)	(190,396)	(131,693)	(77,179)

(a)

Represents the finance cost to collect immediately all sales transactions held through credit cards. All other credit cards commissions associated with incentive sales promotions are considered part of selling expenses.

(b)	Since July 1, 2024, the Group recognizes as part of its finance costs, the corresponding interest computed for the leased aircraft return provision.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(23)	Contingencies and commitments-

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

As of September 30, 2025 the Group has the following significant contingencies:

Contingencies:

a)

There are labor lawsuits in process for approximately $16.9 million. This amount represents the plaintiffs’ expectation, without considering backdated salaries that might be accrued in the event that the court sentences do not favor the Group. The Group has reserved an amount of $10.4 million, which is considered sufficient to cover possible outflows.

b)

In connection with the legal challenge filed by Aeroméxico in opposition to the Ps.86.2 million fine imposed by the Mexican Economic Federal Antitrust Commission (Comisión Federal de Competencia Económica or “COFECE”) in 2019 for alleged monopolistic practices in the airline sector supposedly carried out between 2008 and 2010, on February 12, 2025, the Mexican Supreme Court (“SCJN”) issued a final resolution favorable to COFECE that revoked the March 2022 lower court’s decision that nullified the fine. On June 6, 2025, the full text of the SCJN decision was published. On June 11, 2025, Aeroméxico filed a motion for clarification of the judgement (solicitud de aclaración de sentencia) ) with the SCJN stating that several grounds for annulment identified in the original challenge were not analyzed and requesting the case to be remanded to the lower court for the corresponding analysis of the unresolved grounds for annulment. On June 13, 2025, Aeroméxico paid on an ad cautelam basis the Ps.86.2 million fine. On July 4, 2025, the SCJN agreed to hear our clarification motion. On August 6, 2025, the SCJN agreed with our motion and decided to remand the case to the lower court for review of the unresolved grounds for annulment. As of the date of these financial statements, the case is under review by the lower court.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

c)

On January 26, 2024, the US Department of Transportation (“DOT”) issued a tentative Order to Show Cause (the “Initial Order”) to Delta and Aeroméxico, proposing to tentatively terminate the antitrust immunity (“ATI”) granted to their Joint Cooperation Agreement (“JCA”) effective October 26, 2024. Rather than evaluating potential consumer and competitive benefits of renewing the ATI and balancing them against potential harms, the Initial Order alleged that actions taken by the Mexican Government — specifically, the relocation of all-cargo operations to the Aeropuerto Internacional Felipe Ángeles (“AIFA”) and capacity reductions at the Aeropuerto Internacional de la Ciudad de México (“AICM”) — constituted breaches of the USA –Mexico Air Transport Agreement and precluded the DOT from granting ATI to the JCA. Delta and Aeroméxico filed joint objections to the Initial Order on February 23, 2024.

On July 26, 2025, the DOT issued a new Supplemental Order to Show Cause (the “Supplemental Order”), once again proposing to terminate the ATI granted to the JCA, this time effective October 25, 2025. The Supplemental Order reiterates the DOT’s concerns regarding the Mexican Government’s actions related to the relocation of all-cargo operations and slot management at AICM, asserting that these measures are inconsistent with the obligations under the bilateral Air Transport Agreement and preclude the existence of a fully liberalized Open Skies environment necessary for ATI.

On September 15, 2025, the DOT issued the Final Order terminating the antitrust immunity of the JCA, effective January 1, 2026. The Final Order directs the parties to wind down certain joint operations covered by the ATI by January 1, 2026 - such as price coordination, schedule coordination, and revenue sharing - while we may still retain arm’s-length cooperation in code sharing, frequent flyer program reciprocity and other joint marketing activities. Delta and Aeroméxico are currently analyzing the Supplemental Order and intend to timely submit a joint response within the period established by the DOT (see Note 24 a)).

d)

Additionally, the Group has lawsuits and claims (filed by the Group and against it) arising during the normal course of its operations. The Group with the support of its legal advisors considers that the final result of these matters will not have a significant adverse effect on its financial position and results.

Commitments:

As of September 30, 2025, there are no significant commitments in addition to those referred-to in the latest annual financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(24)	Subsequent events-

As of November 12, 2025, date of issuance of these condensed consolidated interim financial statements, the most significant subsequent events are as follows:

a)

In connection with the DOT contingency described in Note 23 c), on October 9, 2025, Delta and Aeroméxico jointly filed a petition for review before the United States Court of Appeals for the Eleventh Circuit in Atlanta, Georgia, challenging September 15, 2025 DOT’s Final Order, which terminated the approval and antitrust immunity previously granted to the joint cooperation agreement between both airlines.

On October 10, 2025, Aeroméxico filed with the DOT a request for stay of such Order, seeking that the Department suspend the effectiveness of the Order pending completion of the judicial review process. The DOT denied the stay request on October 24, 2025.

Subsequently, Delta and Aeroméxico filed a motion before the Eleventh Circuit requesting a judicial stay of the Final Order pending review. On November 3, 2025, the DOT filed its opposition to the motion, and on November 7, 2025, Aeroméxico submitted its reply to the DOT’s objections.

The Court is expected to issue its decision regarding the stay around November 14, 2025.

b)

On October 9, 2025, the Company’s Shareholders approved, at a duly convened shareholders’ meeting, the payment of a capital reimbursement of $0.15 dollars per share, representing an aggregate amount of $204.6 million, subject to certain conditions. On November 5, 2025 such conditions were satisfied, so the capital reimbursement was paid prior to the closing of Grupo Aeroméxico’s public offering as described below.

The capital reimbursement will not result in a reduction in the number of shares outstanding, as the Company’s shares have no par value.

c)

On October 28, 2025, the DOT issued a regulatory action disapproving certain existing and proposed flight schedules of Mexican carriers, citing measures adopted by the Government of Mexico that, according to the DOT, impaired the operating rights of U.S. airlines under the 2015 U.S.–Mexico Air Transport Agreement.

In a separate tentative order issued on the same date, the DOT also proposed prohibiting Mexican carriers from transporting cargo on combination services (“belly cargo”) between Mexico City International Airport (AICM) and any point in the United States. This order is tentative and would only become effective 108 business days after the issuance of a final order.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Management is assessing potential implications and will continue to monitor the outcome of these DOT actions. As of the date of issuance of these financial statements, Management believes that any potential impacts would be immaterial.

d)

On November 5, 2025 Grupo Aeroméxico announced the pricing of its global offering of 11,727,325 American Depositary Shares (“ADSs”) at a price of $19.00 dollars per ADS in the United States (the “International Offering”) and 27,463,590 common shares at a price of Ps.35.34 per common share in Mexico (the “Mexican Offering”, and together with the International Offering, the “Global Offering”). Each ADS represents 10 common shares of Grupo Aeroméxico.

The ADSs began trading on the New York Stock Exchange and the common shares on the Bolsa Mexicana de Valores (“BMV”) on November 6, 2025, under the ticker symbol “AERO”. The Global Offering closed on November 7, 2025.

The Global Offering consists of (i) a primary offering of 7,394,409 ADSs in the United States and 7,000,000 common shares in Mexico, and (ii) a secondary offering of 4,332,916 ADSs in the United States and 20,463,590 common shares in Mexico, by certain shareholders of Grupo Aeroméxico (the “Selling Shareholders”). The underwriters have been granted a 30-day option to purchase up to an additional 2,171,050 ADSs from the Selling Shareholders. No over-allotment option was granted in connection with the Mexican Offering. Delta, a current shareholder and Grupo Aeroméxico’s long-term strategic business partner, did not participate in the Global Offering and entered into a four-year lock-up agreement.

In addition to the Global Offering, the Company announced a concurrent private placement of approximately $25 million in common shares at a price of $1.805 dollars per common share to PAR Investment Partners, L.P. (the “Concurrent Private Placement”). The sale of the common shares in the Concurrent Private Placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Concurrent Private Placement closed on November 7, 2025.

The gross proceeds of the primary component of the Global Offering and the Concurrent Private Placement were approximately $178.8 million, before deducting discounts and commissions of underwriters of the International Offering and the Mexican Offering. Grupo Aeroméxico intends to use a portion of the net proceeds from the primary component of the Global Offering and the Concurrent Private Placement for general corporate purposes, including payments in connection with the expansion of its fleet, investments in customer experience infrastructure, and fleet maintenance obligations.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

The ADSs have not been and will not be registered with the Registro Nacional de Valores (“RNV”) maintained by the CNBV. The common shares underlying the ADSs have been registered with the RNV and will be listed on the BMV. Registration of the common shares with the RNV does not imply any certification as to the investment quality of such shares, our solvency, liquidity or credit quality, or the accuracy or completeness of the information contained in the prospectus and does not ratify or validate any actions or omissions, if any, undertaken in contravention of applicable law.

e)	The Group has signed service agreements within the normal course of its operation.